CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes Due 2019	$2,987,550,000	$166,705.29

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 193 to Registration Statement No. 333-156423 Dated September 16, 2009 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2019

We, Morgan Stanley, are offering the notes described below on a global basis.   We may redeem some or all of the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2019 (the “notes”) at any time in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Optional Make-whole Redemption of Debt Securities,” as supplemented by the provisions below relating to the notes.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	$3,000,000,000	Interest Payment Dates:	Each September 23 and March
Maturity Date:	September 23, 2019		23, commencing on March 23,
Settlement Date			2010
(Original Issue Date):	September 23, 2009	Interest Payment Period:	Semi-annual
Interest Accrual Date:	September 23, 2009	Business Day:	New York
Issue Price:	99.585%	Minimum Denominations:	$100,000 and integral
Specified Currency:	U.S. dollars		multiples of $1,000 in excess
Redemption Percentage			thereof
at Maturity:	100%	CUSIP:	61747Y CJ2
Interest Rate:	5.625% per annum (calculated	ISIN:	US61747YCJ29
	on a 30/360 day count basis)	Other Provisions:Optional make-whole redemption
		(spread over treasury rate: plus 35 basis points)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MITSUBISHI UFJ SECURITIES
BANCA IMI	UNICREDIT GROUP (HVB)
KEYBANC CAPITAL MARKETS	SUNTRUST ROBINSON HUMPHREY
U.S. BANCORP INVESTMENTS, INC.	WELLS FARGO SECURITIES
LOOP CAPITAL MARKETS, LLC	THE WILLIAMS CAPITAL GROUP, L.P.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On September 16, 2009, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.135% , which we refer to as the “purchase price”.  The purchase price  equals the stated issue price of 99.585% less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$2,490,000,000
Mitsubishi UFJ Securities (USA), Inc.	300,000,000
Banca IMI S.p.A.	30,000,000
Bayerische Hypo- und Vereinsbank AG	30,000,000
KeyBanc Capital Markets Inc.	30,000,000
SunTrust Capital Markets, Inc.	30,000,000
U.S. Bancorp Investments, Inc.	30,000,000
Wells Fargo Securities, LLC	30,000,000
Loop Capital Markets, LLC	15,000,000
The Williams Capital Group, L.P.	15,000,000
Total	$3,000,000,000

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 20% interest in Morgan Stanley on a fully diluted basis. This offering  will be conducted in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, Morgan Stanley & Co. Incorporated and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Neither Banca IMI S.p.A. nor Bayerische Hypo- und Vereinsbank AG is a U.S. registered broker-dealer and, therefore, to the extent that either of them intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

 PS-2